Emerald Expositions Events, Inc.

31910 Del Obispo Street, Suite 200

San Juan Capistrano, California 92675

April 25, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mara L. Ransom

Re:	Emerald Expositions Events, Inc.
Registration Statement on Form S-1 (File No. 333-217091)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Emerald Expositions Events, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-1 (File No. 333-217091) (as amended, the “Registration Statement”), be declared effective at 4:00 p.m., Eastern Time, on April 27, 2017, or as soon thereafter as practicable. By separate letter the underwriters of the issuance of securities being registered have joined in this request for acceleration.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Fried, Frank, Harris, Shriver & Jacobson LLP by calling Daniel J. Bursky at (212) 859-8428. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to me by email at David.Gosling@emeraldexpo.com and to our counsel, Daniel J. Bursky of Fried, Frank, Harris, Shriver & Jacobson LLP, at daniel.bursky@friedfrank.com.

Very truly yours,

EMERALD EXPOSITIONS EVENTS, INC.

By:	/s/ David Gosling
David Gosling
Senior Vice President, General Counsel and Secretary

April 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	Emerald Expositions Events, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-217091

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of shares of the Company’s common stock, we hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m., Washington, D.C. time, on April 27, 2017 or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 5,125 copies of the Company’s Preliminary Prospectus dated April 17, 2017 through the date hereof to underwriters, dealers, institutional investors and others.

The undersigned, as Representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
BARCLAYS CAPITAL INC.
GOLDMAN, SACHS & CO.

As Representatives of the Several Underwriters

By:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

By:	Barclays Capital Inc.

By:	/s/ Geoffrey Feldkamp
Name:	Geoffrey Feldkamp
Title:	Managing Director

By:	Goldman, Sachs & Co.

By:	/s/ Elizabeth Mann
Name:	Elizabeth Mann
Title:	Managing Director

[Signature Page to Acceleration Request]